Exhibit 99.HHH
BELLUS Health Inc. Announces $12 Million Rights Offering To Common Shareholders
Signs Standby Purchase Agreement for $8 million
Company Announces VP, Finance
LAVAL, QC, July 7 /CNW Telbec/ — BELLUS Health Inc. (TSX: BLU) today announced that it is filing a preliminary short form prospectus in each of the provinces of Canada for a $12,080,018 million rights offering to holders of its common shares. All currency figures reported in this press release are reported in Canadian dollars.
Under the terms of the rights offering, one right will be issued for each common share outstanding as of a record date which is yet to be determined. Holders of common shares of BELLUS Health resident in Canada (the “Eligible Shareholders”) will be entitled to exercise rights to subscribe for common shares of BELLUS Health. Each 0.80 of a right will entitle Eligible Shareholders to purchase one common share of BELLUS Health at $0.185 (the “Subscription Price”). The Subscription Price represents a 25% discount off the volume weighted average price of BELLUS Health’s common shares on the Toronto Stock Exchange during the five (5) trading days immediately preceding this announcement. The rights will be exercisable for at least 21 days following the date of mailing of the final prospectus.
Due to applicable securities law and regulatory restrictions, only Eligible Shareholders will be able to exercise rights. The rights agent will attempt to sell the rights of holders of common shares other than Eligible Shareholders and remit the proceeds of any such sale, net of applicable expenses to such other shareholders. Due to such securities law and regulatory restrictions, the offering is not available to holders of securities of BELLUS Health other than holders of common shares.
The rights offering is subject to regulatory approval, including that of the Toronto Stock Exchange.
BELLUS Health also announced today the appointment of Mr. François Desjardins, C.A., to the position of Vice President, Finance. Mr. Desjardins has held the position of Director, Finance and Control at BELLUS Health since 2003. Mr. Desjardins has worked for companies such as Provigo Inc., Crane Canada Inc., and Coopers & Lybrand, and has close to 15 years experience in the biopharmaceutical industry, six of which stem from his tenure as Corporate Controller at Biochem Pharma.
Details of the Rights Offering
Assuming exercise of all rights, BELLUS Health will receive net proceeds of approximately $11.7 million pursuant to the offering, after payment of the estimated expenses of the offering. BELLUS Health intends to use the net proceeds from the offering as follows: approximately $3 million to fund the international commercialization of VIVIMIND(TM) (homotaurine); approximately $5.1 million to fund current clinical development programs, including approximately $1.7 million for the development of NC-503, a product candidate in development for the treatment of Type II diabetes and certain features of metabolic syndrome, approximately $2 million for the development of NRM8499, a prodrug of tramiprosate for the treatment of Alzheimer’s disease, and approximately $1.4 million for other research and development (R&D) projects. The remainder will be used for general, administrative, corporate and working capital purposes. However, such allocation is subject to change, based upon, among other things, results of pre-clinical and clinical trials, VIVIMIND(TM) sales performance, successful signing of collaboration agreements and capital needs from time to time. Expenses related to KIACTA(TM) are not included in the use of proceeds, as these are dependent upon the signing of a partnership agreement.
Each of Victoria Square Ventures Inc. (“VSVI”) and Vitus Investments III Private Limited (“Vitus”), a corporation whose shares are beneficially owned by Mr. Carlo Bellini, have entered into separate standby purchase commitments with BELLUS Health whereby they have agreed, on a separate and individual and not solidary basis, to purchase such of the common shares that are not otherwise purchased under the rights offering for a subscription price of $4,000,000 each for an aggregate amount of $8,000,000.
FMRC Family Trust (“FMRC”) (a trust of which Dr. Francesco Bellini, the Chairman, President and Chief Executive Officer of BELLUS Health, is a beneficiary) and a subsidiary of FMRC currently own an aggregate of

5,981,254 common shares of BELLUS Health representing approximately 11.5% of the 52,237,918 outstanding common shares of BELLUS Health and FMRC owns 20,124,000 series A convertible preferred shares of BELLUS Health. Vitus owns $10,307,500 principal amount of convertible notes of BELLUS Health due in 2014. VSVI owns 6,897,918 common shares of BELLUS Health representing approximately 13.2% of the outstanding common shares of BELLUS Health, $10,807,500 principal amount of convertible notes of BELLUS Health due in 2014 and 21,672,000 series A convertible preferred shares of BELLUS Health. If the convertible notes and preferred shares held by Vitus, FMRC, FMRC’s subsidiary and VSVI were to be exercised or converted at their current conversion prices at their maturity, FMRC and its subsidiary would hold an aggregate of 33,013,825 common shares of BELLUS Health, representing approximately 9.9% of the outstanding common shares of BELLUS Health, Vitus would hold an aggregate of 103,660,321 common shares of BELLUS Health, representing approximately 31.1% of the outstanding common shares of BELLUS Health, and VSVI would hold an aggregate of 144,698,632 common shares of BELLUS Health, representing approximately 43.4% of the outstanding common shares of BELLUS Health, before giving effect to the issuance of shares in connection with the rights offering or to the conversion or exercise of any of the other outstanding notes, warrants and series A preferred shares of BELLUS Health.
To the extent shareholders do not exercise rights under the offering, the holdings of the standby purchasers will be increased accordingly.
The rights offering will result in the reduction of the conversion price of the convertible notes of BELLUS Health due in 2026, render such notes immediately convertible and result in the reduction of the conversion price of the convertible notes due in 2014 held by VSVI and Vitus and the reduction of the exercise price of certain of the outstanding warrants of BELLUS Health.
This press release is not an offer to sell or a solicitation of an offer to buy any securities of the Corporation.
THE SECURITIES WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “1933 ACT”) AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO A U.S. PERSON IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.

For further information: Michelle Stein, Specialist, Corporate Communications, (450) 680-4573, mstein@bellushealth.com